EXHIBIT 12.1

Exhibit 12.1
Wendy's/Arby's Restaurants, LLC
Unaudited Computation of Ratio of Earnings to Fixed Charges
(Dollars in Millions)

	Year Ended						Six Months Ended

	January 2,	January 1,	December 31,	December 30,	December 28,	Pro Forma December 28,	June 29,	June 28,	Pro Forma June 28,
	2005	2006	2006	2007	2008	2008	2008	2009	2009

Income (loss) from continuing
operations before income taxes	$28.3	$(20.2)	$43.9	$52.8	$(428.2)	$(482.3)	$7.3	$29.8	$3.3

Add equity in losses (deduct equity
in earnings) of equity investees	—	—	—	—	(2.0)	(2.0)	—	(3.6)	(3.6)

Add distribution of earnings from equity
investees	—	—	—	—	2.9	2.9	—	7.1	7.1

	28.3	(20.2)	43.9	52.8	(427.3)	(481.4)	7.3	33.3	6.8

Fixed charges:

Interest expense	26.2	36.8	56.9	59.2	66.9	121.0	27.8	52.4	78.9

Interest portion of rent expense (a)	5.3	12.7	21.7	22.5	31.8	31.8	12.7	69.6	69.6

	31.5	49.5	78.6	81.7	98.7	152.8	40.5	122.0	148.5

Adjusted earnings from continuing
operations before income taxes	$59.8	$29.3	$122.5	$134.5	$(328.6)	$(328.6)	$47.8	$155.3	$155.3

Ratio of earnings to fixed charges	1.9x	N/A	1.6x	1.6x	N/A	N/A	1.2x	1.3x	1.0x

Amount by which earnings were
insufficient to cover fixed charges (b)	N/A	$29.3	N/A	N/A	$(328.6)	$(328.6)	N/A	N/A	N/A

(a) Represents approximately one-third of rent expense deemed for this purpose to represent the interest component of rental payments.

(b) Earnings were insufficient to cover fixed charges for these periods.